Surmodics, Inc.

9924 West 74th Street

Eden Prairie, Minnesota 55344

May 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Surmodics, Inc.
Registration Statement on Form S-3
File No. 333-238611

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Surmodics, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement  be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on May 29, 2020, or as soon thereafter as possible.

Very truly yours,

SURMODICS, inc.

By:	/s/ Gordon S. Weber
Name:	Gordon S. Weber
Title:	Senior V.P., General Counsel and Secretary